February 4, 2008

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance

Mail Stop 3561

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Beverly A. Singleton

Re:	Cornerworld Corporation (the “Company”)

Amendment No. 1 to

Form 8-K (“Form 8-K”)

Filed December 21, 2007

File No. 333-128614

Dear Ms. Singleton:

We are responding to comments contained in the Staff letter, dated January 7, 2008, with respect to the Company’s filing of Form 8-K.

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended Form 8-K accordingly.

1.

Please amend the Item 4.02 Form 8-K to specifically disclose the date on which you received notification from Schumacher & Associates, Inc. (the “Former Accountant”) that action should be taken with respect to your previously filed financial statements. Also, specifically indicate that these financial statements should no longer be relied upon. Finally, expand your discussion of the description of the information provided to you by the Former Accountant. Reference is made to the requirements of Item 4.02(b)(1), (2), and (3) of the Form 8-K.

Response:

We have amended our disclosure in the Form 8-K to specifically disclose the date on which we received notification from Schumacher & Associates, Inc. that action should be taken with respect to our previously filed financial statements. We have also specifically indicated that these financial statements should no longer be relied upon. Lastly, we have expanded our disclosure to discuss the description of the information provided to us by Schumacher & Associates, Inc.

2.

Please amend the Item 4.02 Form 8-K to file the required letter the Former Accountant, to be addressed to us, indicating whether or not they agree with your revised disclosures. Reference is made to the requirements of Item 4.02(c)(1), (2) and (3) of the Form 8-K.

Response:

We have filed as Exhibit 16.1 a letter from Schumacher & Associates, Inc. indicating their agreement with our revised disclosure in the Item 4.02 8-K.

3.	Please also furnish to us the written representation as requested below.

Response:

In connection with our filing of Form 8-K, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Thank you,

/s/ Scott Beck

Scott Beck

President

cc:	Richard A. Friedman, Esq.

Jonathan R. Shechter, Esq.